UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 8, 2013

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure: STMicroelectronics’ N.V.’s First Quarter 2013:

•           Operating and Financial Review and Prospects;

•           Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 30, 2013; and

•           Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 30, 2013 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2012 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 4, 2013 (the “Form 20-F”).  The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”.  Our actual results may differ significantly from those projected in the forward-looking statements.  For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.  Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows.  Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 30, 2013 designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the next quarter.

•	Other Developments in 2013, general information about our activities.

•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 30, 2013, as well as segment information.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the level of backlog and sales to our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with U.S. GAAP requires us to make estimates and assumptions.  The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements;

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	provisions for litigation and claims and recognition and measurement of loss contingencies;

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities;

•
annual and trigger-based impairment review of our goodwill, intangible and tangible assets and equity investments, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale;

•	restructuring charges and other related exit costs;

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans;

•	assumptions used in calculating pension obligations; and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and assessment of provisions for uncertain tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.  While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates.  To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected.

Our Consolidated Financial Statements include the ST-Ericsson joint ventures; in particular, we fully consolidate ST-Ericsson SA and related affiliates (“JVS”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operations of the Wireless business, primarily sales and marketing.  The other joint venture is focused on fundamental R&D activities.  Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.  In March 2013, we signed an agreement with Ericsson to exit the ST-Ericsson joint venture.  See “—ST-Ericsson exit” below.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

Revenue recognition.  Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met:  (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured.  Our revenue recognition usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of our products to compensate them for declines in market prices.  We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales.  This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor adjusted, if required, to accommodate for a significant change in the current market price.  We record the accrued amounts as a deduction of revenue at the time of the sale.  The ultimate decision to authorize a distributor refund remains fully within our control.  The short outstanding inventory time period, our visibility into the standard inventory product pricing and our long distributor pricing history, have enabled us to reliably estimate price protection provisions at period end.  If market conditions differ from our assumptions, this could have an impact on future periods.  In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur, which could severely impact our profitability.

Our customers occasionally return our products for technical reasons.  Our standard terms and conditions of sale provide that if we determine that products do not conform, we will repair or replace them, or issue a credit note or rebate of the purchase price.  In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship.  Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing.  We provide for such returns when they are considered probable and can be reasonably estimated.  We record the accrued amounts as a reduction of revenue.

Our insurance policy relating to product liability only covers physical and other direct damages caused by defective products.  We carry limited insurance against immaterial, non-consequential damages.  We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Any potential warranty claims are subject to our determination that we are at fault for damages, and that such claims usually must be submitted within a short period following the date of sale.  This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law.  Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments.  We base our estimates on historical collection trends and record a provision accordingly.  Furthermore, we evaluate our customers’ financial condition periodically and record a provision for any specific account we consider as doubtful.  In the first quarter of 2013, we did not record any new material specific provision related to bankrupt customers.  If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments.  In such cases, following the guidance related to revenue recognition, the arrangement is allocated to the different elements based on vendor-specific objective evidence, third party evidence or our best estimates of the selling price of the separable deliverables.

Business combinations and goodwill.  The purchase accounting method applied to business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the identifiable assets acquired and liabilities assumed.  If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.  At March 30, 2013, the value of goodwill amounted to $140 million.

Impairment of goodwill.  Goodwill recognized in business combinations is not amortized but is tested for impairment annually in the third quarter, or more frequently if a triggering event indicating a possible impairment exists.  Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available after performing a qualitative assessment to determine whether an impairment test is necessary, in cases when we have chosen such option.  This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill.  If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess.  In determining the fair value of a reporting unit, we use the lower of a value determined by applying a market approach with financial metrics of comparable public companies compared to an estimate of the expected discounted future cash flows associated with the reporting unit.  Significant management judgments and estimates are used in forecasting the future discounted cash flows, including:  the applicable industry’s sales volume forecast and selling price evolution, the reporting unit’s market penetration and its revenues evolution, the market acceptance of certain new technologies and products, the relevant cost structure, the discount rates applied using a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.  Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may prove to be incorrect, and future adverse changes in market conditions, changes in strategies, lack of performance of major customers or operating results of acquired businesses that are not in line with our estimates may require impairments.

We performed our annual impairment test of goodwill on each of our reporting units during the third quarter of 2012.  Based upon the first step of the goodwill impairment test, no impairment was recorded for the DCG, AMS and MMS reporting units since the fair value of the reporting units exceeded their carrying values.  However, we were required, based upon step one, to conduct the second step of the impairment test for the Wireless reporting unit whose estimated fair value was lower than its carrying value.  As a result of our impairment test, we recorded a non-cash impairment of $690 million in the third quarter of 2012 followed by an additional non-cash impairment charge of $232 million in the fourth quarter of 2012, effectively writing off the total amount of goodwill of the Wireless reporting unit, which was required as part of our new strategic plan to exit the Wireless joint venture.  No impairment charge of goodwill was recorded in the first quarter of 2013.

Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic alternatives, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the current carrying value.

Intangible assets subject to amortization.  Intangible assets subject to amortization include intangible assets purchased from third parties recorded at cost and intangible assets acquired in business combinations recorded at fair value, comprised of technologies and licenses, trademarks and contractual customer relationships and computer software.  Intangible assets with finite useful lives are reflected net of any impairment losses and are amortized over their estimated useful life.  We evaluate each reporting period whether there is reason to suspect that intangible assets held for use might not be recoverable.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  An impairment charge is recognized for the excess of the carrying amount over the fair value.  Significant management judgments and estimates are required to forecast undiscounted cash flows associated with the intangible assets.  Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations.  They are consistent with the plans and estimates that we use to manage our business.  It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment charges on certain intangible assets.

We will continue to monitor the carrying value of our assets.  If market conditions deteriorate, this could result in future non-cash impairment charges against earnings.  Further impairment charges could also result from new valuations triggered by changes in our product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to our current plans or in case of capital injections by, or equity transfers to, third parties at a value lower than the one underlying the carrying amount.

At March 30, 2013, the value of intangible assets subject to amortization amounted to $208 million.

Property, plant and equipment.  Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.  We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life is estimated to be ten years.  This estimate is based on our experience using the equipment over time.  Depreciation expense is a major element of our manufacturing cost structure.  We begin to depreciate newly acquired equipment when it is placed into service.

We evaluate each reporting period if there is reason to suspect impairment on tangible assets or groups of assets held for use and we perform an impairment review when there is reason to suspect that the carrying value of these long-lived assets might not be recoverable, particularly in case of a restructuring plan.  If we identify events or changes in circumstances which are indicative that the carrying amount is not recoverable, we assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets.  If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value.  We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies.  We also evaluate and adjust, if appropriate, the assets’ useful lives at each balance sheet date or when impairment indicators are identified.  Assets classified as held for sale are reported as current assets at the lower of their carrying amount and fair value less costs to sell and are not depreciated.  Costs to sell include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

We recorded an impairment charge of $4 million on property, plant and equipment in the first quarter of 2013 related to ST-Ericsson assets following our decision to exit the ST-Ericsson joint venture.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business.  These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications.  If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory.  Inventory is stated at the lower of cost or market value.  Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent on our manufacturing performance.  In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity.  These costs are not included in the valuation of inventory but are charged directly to cost of sales.  Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion.  As required, we evaluate inventory acquired in business combinations at fair value, less completion and distribution costs and related margin.

While we perform, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires us to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality.  Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans.  To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions or if issues arise following our exit from ST-Ericsson, we could record additional inventory provisions, which would have a negative impact on our gross margin.

Restructuring charges.  We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities.  We recognize the fair value of a liability for costs associated with exiting an activity when we have a present obligation and the amount can be reasonably estimated.  Given the significance and timing of the execution of our restructuring activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken.  This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations.  As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis.  If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may incur additional charges as well as change estimates of the amounts previously recorded.  The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition.  In the first quarter of 2013, the restructuring charges and other related closure costs amounted to $96 million before taxes, mainly related to the ST-Ericsson exit.  Additional restructuring charges will be incurred in 2013 in conjunction with our exit from the ST-Ericsson joint venture and our initiative to reduce quarterly operating expenses to the $600-$650 million range.

ST-Ericsson exit.  We reached an agreement with Ericsson on March 17, 2013 to manage the transition of our exit from the ST-Ericsson joint venture with an effective date as of March 2, 2013 up to the third quarter of 2013.  On the basis of this agreement, several contracts have been signed to manage the activities of the joint venture during the transition period.  Those activities have been split up into three main parts, which are the basis for the accounting of the joint venture starting from March 2, 2013.  The first part includes the design, development and related expenses associated with the R&D costs for the LTE multimode thin modem products.  These expenses have been charged back to Ericsson resulting in a $29 million reduction of the total R&D expenses in our Consolidated Statements of Income.  The second part relates to the existing ST-Ericsson products business, other than LTE multimode thin modems, and design activities in France and Italy and certain assembly and test facilities; as a result they will now be fully accounted for in our accounts with no attribution to noncontrolling interest in our Consolidated Statement of Income.  The third part is related to the wind down costs, remaining at ST-Ericsson, which mainly consist of restructuring charges, to be funded equally by the two parties.  We currently expect the closing of the deal to transfer the first part out of the joint venture to Ericsson and the second part out of the joint venture to us, to be completed during the third quarter of 2013, subject to regulatory approvals.  We expect that the total cash costs, including the covering of ST-Ericsson’s ongoing operations during the transition period and its restructuring costs will be in the range of approximately $350 million to $450 million.

Share-based compensation.  We measure the cost of share-based service awards based on the fair value of the award on the grant date.  This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting.  Our share-based compensation plans award shares contingent on the achievement of certain performance conditions based on financial objectives, including our financial results when compared to certain industry performances.  In order to determine share-based compensation to be recorded for the period, we use significant estimates on the number of awards expected to vest, including the probability of achieving the fixed performance conditions including those relating to industry performances compared to our financial results, and our best estimates of award forfeitures and employees’ service period.  Our assumption related to industry performances is generally taken with one quarter lag in line with the availability of the information.  In the first quarter of 2013, we recorded a total charge of approximately $4 million relating to our outstanding stock award plans.

Income (loss) on Equity-method Investments.  We record our share in the results of entities that we account for under the equity method.  This recognition is based on results reported by these entities, relying on their internal reporting systems to measure financial results.  Our main equity method investments as of March 30, 2013 were represented by 3Sun with a carrying value of approximately $91 million, out of total equity investments of $98 million.  In the first quarter of 2013, we recognized a loss of approximately $5 million related to our minority equity investment in 3Sun and an $8 million loss related to other investments, principally ST-Ericsson JVD.  In case of triggering events, such as continuing difficult market conditions, which could lead to continued operation losses and negative cash flow, or in the case of a strategic repositioning by one or more of our partners, we determine whether our investment is temporarily or other than temporarily impaired.  If impairment is considered to be other than temporary, we need to assess the fair value of our investment and record an impairment charge directly in earnings when fair value is lower than the carrying value of the investment.  We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.  We are continuing to monitor our equity investments and if required, additional other-than-temporary impairment charges could negatively impact our future results.

Financial assets.  We classify our financial assets in the following two categories, held for trading and available for sale.  Such classification depends on the purpose for which the investments are acquired and held.  We determine the classification of our financial assets at initial recognition.  Unlisted equity securities with no readily determinable fair value are carried at cost; they are neither classified as trading nor as available for sale financial assets.

Trading and available for sale financial assets are valued at fair value.  The fair value of quoted debt and equity securities is based on current market prices.  If the market for a financial asset is not active, if no observable market price is obtainable, or if the security is not quoted, we measure fair value by using assumptions and estimates.  For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the amount that would be received from the sale of the asset in an orderly transaction between market participants.  In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity specific inputs.

Income taxes.  We make estimates and judgments in determining income tax for the period, comprising current and deferred income tax.  We need to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognize deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the Consolidated Financial Statements.  Furthermore, we assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those that are not more likely than not to be sustained upon examination by the taxing authorities, which could require potential tax claims or assessments in various jurisdictions.  In such an event and in case any tax assessment exceeds our provisions, we could be required to record additional charges in our accounts, which could significantly exceed our best estimates and our existing provisions.

We also assess the likelihood of realization of our deferred tax assets originated by our net operating loss carry-forwards.  The ultimate realization of deferred tax assets is dependent upon, among other things, our ability to generate future taxable profit available against loss carry forwards or tax credits before their expiration or our ability to implement prudent and feasible tax planning strategies.  We record a valuation allowance against the deferred tax assets when we consider it is more likely than not that the deferred tax assets will not be realized, which would increase our provision for income taxes.

As of March 30, 2013, we had current deferred tax assets of $141 million and non-current deferred tax assets of $439 million, net of valuation allowances.  Our deferred tax assets have increased in the past few years.  In the first quarter of 2013, we continued to assess the future recoverability of the deferred tax assets resulting from past net operating losses.

We could be required to record further valuation allowances thereby reducing the amount of total deferred tax assets, resulting in an increase of our income tax charge, if our estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in our assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize net operating losses and tax credit carry forwards in the future.  Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims.  As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other IP rights of third parties.  Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets.  In the event the outcome of a litigation claim is unfavorable to us, we may be required to take a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete.  See Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on current information available to us.  Such estimates are difficult to the extent that they are largely dependent on the status of ongoing litigation that may vary based on positions taken by the Court with respect to issues submitted, demands of opposing parties,  changing laws, discovery of new facts or other matters of fact or law.  As of March 30, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks.  In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third party claim based on new evidence, facts or communications, unexpected rulings or changes in the law, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.  We are in discussion with several parties with respect to claims against us relating to possible infringement of IP rights.  We are also involved in certain legal proceedings concerning such issues.  See “Legal Proceedings”.

Other claims.  We are subject to the possibility of loss contingencies arising in the ordinary course of business.  These include, but are not limited to:  warranty costs on our products not covered by insurance, breach of contract claims, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages.  We are also exposed to numerous legal risks which until now have not resulted in legal disputes and proceedings.  These include risks related to product recalls, environment, anti-trust, anti-corruption, competition as well as other compliance regulations.  We may also face claims in the event of breaches of law committed by individual employees or third parties.  In determining loss contingencies, we consider the likelihood of a loss of an asset or the occurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability.  An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us.  As of March 30, 2013, based on our current evaluation of ongoing litigation and claims we face, we have not estimated any amounts that could have a material impact on our results of operations and financial condition with respect to either probable or possible risks.  In the event we are unable to accurately estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.  For further details, see “Legal Proceedings” and Note 24 to our Consolidated Financial Statements.

There can be no assurance that all IP litigation or claims and other claims to which we are currently subject will be resolved in our favor or as currently anticipated.  If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operations and our ability to compete.

Pension and Post-Retirement Benefits.  Our results of operations and our Consolidated Balance Sheet include amounts for pension obligations and post-retirement benefits that are measured using actuarial valuations.  At March 30, 2013, our pension and post-retirement benefit obligations net of plan assets amounted to $474 million based on the assumption that our employees will work with us until they reach the age of retirement.  These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates.  These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events.  Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.  The measurement date we use for our plans is December 31.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year.  The first quarter of 2013 ended on March 30, 2013.  The second quarter and third quarter of 2013 will end on June 29 and September 28, respectively.  The fourth quarter of 2013 will end on December 31, 2013.  Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods.  There were 89 days in the first quarter of 2013 compared to 91 days in the first quarter of 2012, and 93 days in the fourth quarter of 2012.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), MOS DRAMs, MOS SRAMs, optoelectronics devices without Image Sensors, Flash Memories, MOS ROMs and EPROMs but includes MOS Other Memory Circuits).

In the first quarter of 2013, the semiconductor industry continued to be negatively impacted by the difficult conditions in the global economy.  Based on the most recently published estimates by WSTS, semiconductor industry revenues increased in the first quarter of 2013 on a year-over-year basis by approximately 1% for the TAM and remained basically flat for the SAM to reach approximately $70 billion and $42 billion, respectively.  Sequentially, in the first quarter of 2013, the TAM decreased by approximately 5% and the SAM decreased by approximately 6%.

With reference to our revenues performance, we registered a decrease on both a year-over-year and sequential basis.  Our first quarter 2013 revenues amounted to $2,009 million, 0.4% decrease on a year-over-year basis, which is the result of an increase of 1.8% in our Sense & Power and Automotive Products (SPA) segment offset by a 3.8% decrease in our Embedded Processing Solutions (EPS) segment mainly driven by weakness in Wireless and Imaging product lines.  Sequentially, we registered a 7.1% decrease, which was in line with the 7% decrease of our guidance.  Compared to the served market, our performance was below the SAM both on a year-over-year and sequential basis.  For a detailed description of our segments, see “Results of Operations—Segment Information” below.

Our effective average exchange rate for the first quarter of 2013 was $1.31 for €1.00 compared to $1.33 for €1.00 for the first quarter of 2012 and $1.30 for €1.00 in the fourth quarter of 2012.  For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our first quarter 2013 gross margin reached 31.3% of revenues, in line with the 31.4% mid-point of our guidance, and was negatively impacted by unsaturation charges equivalent to approximately 120 basis points.  On a year-over-year comparison, our first quarter 2013 gross margin improved 170 basis points.  However, the prior year’s first quarter cost of sales included (i) a one-time 260 basis point impact due to the charge following the arbitration award, which ordered us to pay approximately $59 million to NXP; and (ii) approximately 350 basis points of unused capacity charges due to significant underloading of our fabs.  Excluding the impact of unused capacity charges for both quarters and the NXP award charge in the prior year quarter, our gross margin decreased by 320 basis points year-over-year, mainly due to a decrease in the selling prices.

Our net combined selling, general and administrative and research and development costs amounted to $812 million, a significant decrease compared to $943 million in the prior year quarter and $876 million in the prior quarter, benefiting from our cost savings initiatives and the ST-Ericsson restructuring.

Our operating losses were $281 million in the first quarter of 2013 improving from a loss of $352 million in the first quarter of 2012 and a loss of $730 million in the fourth quarter of 2012.  Our operating losses in the first quarter of 2013 mainly resulted from the losses of our Wireless segment and restructuring charges, while taking advantage of significantly lower net combined operating expenses.

First quarter sales and gross margin results were in line with the mid-point of our guidance.  Importantly, excluding ST-Ericsson, our businesses delivered revenues better than normal seasonality despite the ongoing soft macro-economic environment, due to the strong performance of Microcontrollers, Power and Smart Power for industrial and Automotive.  We also achieved key design wins with leading customers for 28-nm FD-SOI technology products and home-gateway applications.  We continued to maintain a strong net financial position in the quarter, while using some of our available cash to repay at maturity our outstanding Euro 350 million floating-rate senior bonds (“2013 Senior Bonds”).  We have signed an agreement with Ericsson to split up the ST-Ericsson joint venture.  We have also begun to advance towards our first quarter 2014 net operating expense goal, significantly reducing operating costs in the quarter.

Business Outlook

While there is still a high level of market volatility and macro-economic uncertainties, bookings excluding Wireless have continued to improve during the course of the first quarter of 2013.  We are encouraged by this trend although we believe it is too early to assume this improvement is sustainable.  We believe we are well-positioned to outperform the market based on our new products within our five key growth drivers.

With respect to the second quarter, based on our current visibility, we expect broad-based growth in our businesses, excluding Wireless, driven by Imaging, Microcontrollers, Analog & MEMS products and leading again to better than seasonal revenue performance, with a sequential increase of about 7% at the mid-point.  Including Wireless, we expect an overall revenue increase of about 3% at the mid-point of our guidance.

We again expect significant reductions in operating expenses to be visible in the second quarter as we make continued progress towards the completion of our exit from the ST-Ericsson joint venture.  In addition, we anticipate gross margin to benefit from improved fab loading and manufacturing performance during the second quarter.

We expect second quarter 2013 revenues to grow sequentially in the range of about 3%, plus or minus 3.5 percentage points.  Gross margin in the second quarter is expected to be about 32.7%, plus or minus 2.0 percentage points.  This does not take into consideration potential additional write-off charges, if any, which may be incurred in connection with our exit from ST-Ericsson.

This Outlook is based on an assumed effective currency exchange rate of approximately $1.29 = €1.00 for the 2013 second quarter and includes the impact of existing hedging contracts.  The second quarter will close on June 29, 2013.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3.  “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2013

On March 11, we announced that Mr. Didier Lamouche, Chief Operating Officer, whose operational role was suspended when he took the assignment as President and Chief Executive Officer at ST-Ericsson in December 2011, has decided to resign from the company effective March 31, 2013 to pursue other opportunities.

On March 11, we re-asserted our MEMS technology and patent leadership with the filing, by our U.S. subsidiary, STMicroelectronics, Inc., of a complaint with the United States International Trade Commission (ITC) requesting an investigation into the alleged infringement of five ST patents covering all of InvenSense, Inc.’s MEMS device offerings, as well as products from two of InvenSense’s customers, Black and Decker, Inc. and Roku, Inc.  As part of the filing, we requested that the ITC issue an order excluding InvenSense’s infringing gyroscopes and accelerometers, as well its customers’ products that include those InvenSense devices, from importation into the United States.

On March 18, we and Ericsson announced an agreement to split up our joint venture, ST-Ericsson, that maximizes our respective future prospects and growth plans.

The main steps agreed upon are the following:

•	Ericsson is taking on the design, development and sales of the LTE multimode thin modem products, including 2G, 3G and 4G multimode;

•
We are taking on the existing ST-Ericsson products, other than LTE multimode thin modems, and R&D design activities in France and Italy, which will be deployed to our product portfolio, as well as certain assembly and test facilities; and

•	The parent companies are starting the close down of the remaining parts of ST-Ericsson.

The companies have announced that the formal transfer of the relevant parts of ST-Ericsson to the parent companies is expected to be completed during the third quarter of 2013, subject to regulatory approvals.  They have proposed that Ericsson will assume approximately 1,800 employees and contractors, with the largest concentrations in Sweden, Germany, India and China and also proposed that we will assume approximately 950 employees, primarily in France and in Italy, to support ongoing business and new product development within ST.

The companies also announced that Mr. Carlo Ferro was appointed President and Chief Executive Officer of ST-Ericsson, effective April 1, succeeding Mr. Didier Lamouche.  Mr. Ferro is leading the work in securing both the business continuity of ST-Ericsson and effective completion of the transition phase.

On March 26, we signed a new Euro 350 million loan agreement with the European Investment Bank (“EIB”).  The facility, which has not yet been drawn by us, is also available in the US$ equivalent amount and has an option for disbursement until September 2014 with final maturity eight years after disbursement.  This new facility supports our activities in R&D and innovation related to the design and realization of the next generation of technologies and electronic devices.  Furthermore, on March 17, 2013, we repaid with available cash the residual outstanding 2013 Senior Bonds.

On April 22, we announced that our Supervisory Board has approved the Managing Board proposal to the forthcoming 2013 Annual General Meeting of Shareholders to resolve on the distribution of a cash dividend of US$0.10 for the second quarter, and of US$0.10 for the third quarter, per outstanding share of our common stock to be paid in June and September of 2013, respectively.  The amount of the proposed second and third quarter of 2013 cash dividend is stable with respect to previous quarterly dividend distribution.  In addition, upon the proposal of the Supervisory Board, the quarterly dividend distribution will be decided semi-annually instead of annually.

On April 22, we announced that Ms. Martine Verluyten has succeeded Mr. Tom de Waard as Chair of the Audit Committee of our Supervisory Board.

On April 26, we announced the main resolutions to be submitted for shareholder adoption at our Annual General Meeting of Shareholders which will be held in Amsterdam, The Netherlands, on June 21, 2013.  The main resolutions, proposed by the Supervisory Board, include:

•	The adoption of our 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•	The distribution of a cash dividend of US$0.10 in the second quarter of 2013, and of US$0.10 in the third quarter of 2013, per common share, to be paid in June and September of 2013;

•
The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders, as a replacement for Mr. Raymond Bingham, whose mandate will expire;

•	The reappointment of Mr. Alessandro Ovi for a three-year term, expiring at the 2016 Annual General Meeting of Shareholders;

•	The amendment of the compensation scheme of the Supervisory Board;

•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

Results of Operations

Segment Information

We operate in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

Effective January 1, 2013, our segment reporting reflects our new strategy announced on December 10, 2012.  Our new strategy takes into account the evolution of the markets we are in and the environment we see in the years to come and is based on our leadership in our two product segments, supported by a new Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market and focusing on five growth drivers:  Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power.

Our segments are as follows:

•	Sense & Power and Automotive Products (SPA), including:

o	Automotive (APG);

o	Industrial & Power Discrete (IPD);

o	Analog & MEMS (AMS);

o	Other SPA; and

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Convergence Group (DCG);

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP);

o	Microcontrollers, Memory & Security (MMS);

o	Wireless (WPS);

o	Other EPS.

The preparation of segment information based on the current segment structure requires us to make estimates and assumptions in determining the operating income (loss) of the segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment.  Based on its immateriality to our business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.  All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The following tables present our consolidated net revenues and consolidated operating income (loss) by product segment.  For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative (“SG&A”) expenses and a significant part of research and development (“R&D”) expenses.  In compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, the  first quarter 2012 NXP arbitration award charge, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.  In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, in millions)
Net revenues by product segment:

Sense & Power and Automotive Products (SPA)	$1,127	$1,107
Embedded Processing Solutions (EPS)	867	901
Others(1)	15	9
Total consolidated net revenues	$2,009	$2,017
____________
(1)
In the first quarter of 2013, “Others” includes revenues from the sales of Subsystems ($8 million), sales of materials and other products not allocated to product segments ($4 million) and miscellaneous ($3 million).

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, in millions)
Net revenues by product line:

Automotive (APG)	$385	$391
Industrial & Power Discrete (IPD)	429	415
Analog & MEMS (AMS)	313	301
Sense & Power and Automotive Products (SPA)	1,127	1,107
Digital Convergence Group (DCG)	225	208
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	83	128
Microcontrollers, Memory & Security (MMS)	299	275
Wireless (WPS)	260	290
Embedded Processing Solutions (EPS)	867	901
Others	15	9
Total consolidated net revenues	$2,009	$2,017

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, in millions)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SPA)	$58	$93
Embedded Processing Solutions (EPS)(1)	(210)	(294)
Others(2)	(129)	(151)
Total consolidated operating loss	$(281)	$(352)
____________
(1)
The majority of Wireless’ activities included in EPS are run through ST-Ericsson JVS.  In addition, Wireless includes other items affecting operating results related to the Wireless business.  The noncontrolling interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in Wireless) is credited on the line “Net loss (income) attributable to noncontrolling interest” of our Consolidated Statements of Income, which represented $126 million for the quarter ended March 30, 2013.

(2)
Operating loss of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, the first quarter 2012 NXP arbitration award charge and other unallocated expenses such as:  strategic or special R&D programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, as percentage of net revenues)
Operating income (loss) by product segment:

Sense & Power and Automotive Products (SPA)(1)	5.1%	8.4%
Embedded Processing Solutions (EPS) (1)	(24.2)	(32.6)
Others	-	-
Total consolidated operating loss(2)	(14.0)%	(17.5)%
____________
(1)	As a percentage of net revenues per product segment.
(2)	As a percentage of total net revenues.

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, in millions)
Reconciliation to consolidated operating loss:

Total operating loss of product segments	$(152)	$(201)
Unused capacity charges	(24)	(71)
Impairment, restructuring charges and other related closure costs	(101)	(18)
Strategic and other research and development programs	(4)	(2)
NXP arbitration award	-	(54)
Other non-allocated provisions(1)	-	(6)
Total operating loss Others	(129)	(151)
Total consolidated operating loss	$(281)	$(352)
____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Net revenues by location of shipment and by market channel

The table below sets forth information on our net revenues by location of shipment:

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, in millions)
Net Revenues by Location of Shipment(1):

EMEA	$490	$513
Americas	305	303
Greater China-South Asia	792	830
Japan-Korea	422	371
Total	$2,009	$2,017
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

The tables below show our net revenues by location of shipment and market channel in percentage of net revenues:

	Three Months Ended
	March 30, 2013	March 31, 2012
	(Unaudited, as percentage of net revenues)
Net Revenues by Location of Shipment(1):

EMEA	24.4%	25.4%
Americas	15.2	15.0
Greater China-South Asia	39.4	41.2
Japan-Korea	21.0	18.4
Total	100%	100%
____________
(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand.  For example, products ordered by U.S. based companies to be invoiced to Greater China South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

Net Revenues by Market Channel(1):

OEM	75.0%	79.1%
Distribution	25.0	20.9
Total	100%	100%
____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers which are directly followed by us in terms of marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

The following table sets forth certain financial data from our unaudited Consolidated Statements of Income:

	Three Months Ended (unaudited)
	March 30, 2013		March 31, 2012
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,003	99.7%	$2,010	99.7%
Other revenues	6	0.3	7	0.3
Net revenues	2,009	100.0	2,017	100.0
Cost of sales	(1,381)	(68.7)	(1,421)	(70.4)
Gross profit	628	31.3	596	29.6
Selling, general and administrative	(279)	(13.9)	(310)	(15.4)
Research and development	(533)	(26.6)	(633)	(31.4)
Other income and expenses, net	4	0.2	13	0.6
Impairment, restructuring charges and other related closure costs	(101)	(5.0)	(18)	(0.9)
Operating loss	(281)	(14.0)	(352)	(17.5)
Interest expense, net	(7)	(0.3)	(13)	(0.6)
Loss on equity-method investments	(13)	(0.7)	(7)	(0.3)
Gain on financial instruments, net	-	-	3	0.1
Loss before income taxes and noncontrolling interest	(301)	(15.0)	(369)	(18.3)
Income tax benefit	4	0.2	34	1.7
Net loss	(297)	(14.8)	(335)	(16.6)
Net loss (income) attributable to noncontrolling interest	126	6.3	159	7.9
Net loss attributable to parent company	$(171)	(8.5)%	$(176)	(8.7)%

First Quarter 2013 vs. First Quarter 2012 and Fourth Quarter 2012

Net revenues

	Three Months Ended			% Variation
	March 30, 2013	Dec 31, 2012	March 31, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,003	$2,111	$2,010	(5.1)%	(0.4)%
Other revenues	6	51	7	(87.4)	(8.6)
Net revenues	$2,009	$2,162	$2,017	(7.1)%	(0.4)%

Year-over-year comparison

Our first quarter 2013 net revenues slightly decreased as a result of an approximate 4% decrease in average selling prices, partially offset by a higher volume.  The reduction in average selling prices resulted from a pure pricing effect down by approximately 7% partially offset by a more favorable product mix.

By product segment, our revenues were down by approximately 4% in EPS, while SPA registered an increase of approximately 2%.  Within EPS, Wireless sales registered a decline of approximately 11%, reflecting its operational transition.

By market channel, our revenues registered a major increase in Distribution, which was up approximately 19%, reaching a 25% share of total revenues.

By location of shipment, Greater China-South Asia and EMEA were negatively impacted by a lower demand, while the Americas slightly increased.  Japan-Korea outperformed with an increase of nearly 14%.

In the first quarter of 2013, Samsung Group represented 12.6% of our total net revenues.

Sequential comparison

On a sequential basis, our revenues decreased by 7.1%, in line with our targeted range.  This sequential decrease resulted from an approximate 4% decrease in average selling prices and an approximate 3% decrease in units sold.

By product segment, both SPA and EPS decreased their revenues.  Within the SPA segment the AMS registered a decline of approximately 21%, mainly driven by seasonality, while APG and IPD increased by approximately 5% and 2%, respectively.  Within EPS, Wireless and IBP revenues decreased significantly by approximately 26% and 16%, respectively, while DCG and MMS benefited from improved demand and both increased their revenues sequentially by approximately 4% and 2%, respectively.

By market channel, the first quarter of 2013 showed a sequential improvement for Distribution from the 23% share registered in the fourth quarter of 2012.

By location of shipment, revenues were down in all major regions except EMEA, which benefited from increased demand in Automotive and Distribution.

Gross profit

	Three Months Ended			% Variation
	March 30, 2013	Dec 31, 2012	March 31, 2012	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,381)	$(1,465)	$(1,421)	5.7%	2.8%
Gross profit	628	697	596	(9.9)%	5.4%
Gross margin (as percentage of net revenues)	31.3%	32.3%	29.6%	-	-

In the first quarter, gross margin was 31.3%, increasing on a year-over-year basis by approximately 170 basis points, mainly due to lower unused capacity charges, which accounted for approximately 120 basis points (350 basis points in the year-ago quarter) and the NXP arbitration award charge in the year-ago quarter, which accounted for approximately 260 basis points.  Excluding the impact of the unused capacity charges and the NXP arbitration award, our gross margin decreased on a year-over-year basis mainly due to the negative impact of lower selling prices.

On a sequential basis, gross margin in the first quarter decreased by 100 basis points, mainly due to decreasing selling prices and lower amounts of other revenues resulting from the absence of licensing revenue in the current quarter, while it accounted for $46 million in the previous quarter.

Selling, general and administrative expenses

	Three Months Ended						% Variation
	March 30, 2013		Dec 31, 2012		March 31, 2012		Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(279)		$(291)		$(310)		4.1%	10.1%
As percentage of net revenues	(13	.9)%	(13	.5)%	(15	.4)%	-	-

The amount of our SG&A expenses decreased both on a year-over-year and a sequential basis, due to our cost savings initiatives.  As a percentage of revenues, our SG&A expenses amounted to 13.9%, decreasing year-over-year by 1.5 percentage points, and increasing in comparison to 13.5% in the prior quarter due to lower revenues.

Research and development expenses

	Three Months Ended						% Variation
	March 30, 2013		Dec 31, 2012		March 31, 2012		Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(533)		$(585)		$(633)		8.9%	15.8%
As percentage of net revenues	(26	.6)%	(27	.1)%	(31	.4)%	-	-

The first quarter 2013 R&D expenses decreased both year-over-year and sequentially, due to our new initiative to reduce operating expenses, including the restructuring plan and exit of ST-Ericsson.  Furthermore, the first quarter of 2013 benefited from a $29 million reduction related to the charge back to Ericsson of the LTE modem development expenses starting from March 2013.

The first quarter 2013 R&D expenses were net of research tax credits, which amounted to $31 million, decreasing compared to prior periods.

As a percentage of revenues, the first quarter 2013 ratio decreased by approximately 5 percentage points year-over-year, due to a lower level of expenses.

Other income and expenses, net

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Research and development funding	$10	$41	$18
Exchange gain (loss), net	3	1	(1)
Patent costs	(7)	(5)	(6)
Gain on sale of non-current assets	-	2	1
Other, net	(2)	(2)	1
Other income and expenses, net	$4	$37	$13
As percentage of net revenues	0.2%	1.7%	0.6%

Other income and expenses, net, mainly included, as income, items such as R&D funding and exchange gain net and, as expenses, patent costs.  Income from R&D funding was associated with our R&D projects, which, upon project approval, qualifies as funding on the basis of contracts with local government agencies in locations where we pursue our activities.  In the first quarter of 2013, the balance of these factors resulted in an income, net of $4 million, decreasing compared to previous periods mainly due to the lower level of funding.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(101)	$(588)	$(18)

In the first quarter of 2013, we recorded $101 million of impairment, restructuring charges and other related closure costs, mainly due to the following:

•	$82 million as impairment and restructuring charges related to the ST-Ericsson exit;

•
$14 million as restructuring charges related to our new plan to bring down our net operating expenses to an average quarterly rate in the range of $600 million to $650 million by the beginning of 2014;

•	$4 million as restructuring charges related to the previously announced ST-Ericsson restructuring plans;

•	$1 million as restructuring charges in relation to our Digital restructuring plan announced in October 2012.

In the fourth quarter of 2012, we recorded $588 million of impairment, restructuring charges and other related closure costs, of which:  (i) $544 million as a non-cash impairment on our Wireless goodwill and other intangible assets; (ii) $20 million was recorded in relation to our Digital restructuring plan and was composed of employee termination benefits, as well as $7 million impairment charges on intangible assets with no future use; (iii) $16 million related to the ST-Ericsson restructuring plan announced in April 2012, primarily consisting of employee termination benefits; and (iv) $8 million related to other restructuring initiatives.

In the first quarter of 2012, we recorded $18 million of impairment, restructuring charges and other related closure costs, of which:  (i) $9 million was recorded in relation to the manufacturing restructuring plan contemplating the closure of our Carrollton (Texas) and Phoenix (Arizona) sites, of which $8 million was recorded as an impairment on the Carrollton building and facilities; and (ii) $9 million related to the cost savings plan announced in June 2011 by ST-Ericsson, primarily consisting of employee termination benefits.

Operating loss

	Three Months Ended
	March 30, 2013		December 31, 2012		March 31, 2012
	(Unaudited, in millions)
Operating loss	$(281)		$(730)		$(352)
In percentage of net revenues	(14	.0)%	(33	.8)%	(17	.5)%

The first quarter 2013 registered an operating loss of $281 million compared to an operating loss of $352 million in the year-ago quarter and an operating loss of $730 million in the prior quarter.  Compared to the year-ago period, the improvement in our operating results was mainly due to the savings in operating expenses notwithstanding a significant increase in restructuring charges.  The fourth quarter 2012 was penalized by $588 million of impairment, restructuring charges and other related closure costs.

Our SPA segment reported a decline in its operating income compared to the year-ago period despite slightly higher revenues due to declining selling prices.  Our EPS segment decreased its operating losses, mainly due to lower losses at ST-Ericsson.  The segment “Others” slightly decreased its losses to $129 million, from $151 million in the year-ago period, mainly due to lower unused capacity charges, despite higher restructuring charges.  The prior year quarter “Others” segment also included the NXP arbitration award.

Interest expense, net

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Interest expense, net	$(7)	$(9)	$(13)

We recorded a net interest expense of $7 million, significantly decreasing on a year-over-year basis due to a significant expense recorded in the prior year quarter related to the sale, with no recourse, of certain R&D tax credits in ST-Ericsson.

Loss on equity-method investments

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Loss on equity-method investments	$(13)	$(11)	$(7)

In the first quarter of 2013, we recorded a charge of $13 million, of which $8 million related to our share in ST-Ericsson JVD as a loss pick-up resulting from restructuring charges and $5 million related to 3Sun.  The losses of ST-Ericsson JVD and 3Sun equity were the most important items in the comparable periods.

Gain on financial instruments, net

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Gain on financial instruments, net	$-	$-	$3

We recorded no gain on financial instruments either in the first quarter of 2013 or in the prior quarter.  In the prior year first quarter the $3 million gain on financial instruments was related to was mainly associated with the gain of $2 million related to the repurchase of our 2016 Convertible Bonds and $1 million related to the sale of some marketable securities.

Income tax benefit (expense)

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Income tax benefit (expense)	$4	$(39)	$34

During the first quarter of 2013, we registered an income tax benefit of $4 million, reflecting the annual effective tax rate estimated in each of our jurisdictions, applied to the first quarter consolidated result before taxes.  In addition, our income tax includes the estimated impact of provisions related to potential tax positions which have been considered uncertain.  As in prior quarters, there was no tax benefit from the losses generated by ST-Ericsson since we estimated that the loss carry-forward could not be recoverable by future profits.

Net loss (income) attributable to noncontrolling interest

	Three Months Ended
	March 30, 2013	December 31, 2012	March 31, 2012
	(Unaudited, in millions)
Net loss (income) attributable to noncontrolling interest	$126	$361	$159

In the first quarter of 2013, we recorded $126 million representing the loss attributable to noncontrolling interest, which mainly included the 50% less one share owned by Ericsson in the consolidated ST-Ericsson JVS.  In the fourth quarter of 2012, the corresponding amount was $361 million.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brazil for distribution.  Those amounts were not material.

Net loss attributable to parent company

	Three Months Ended
	March 30, 2013		December 31, 2012		March 31, 2012
	(Unaudited, in millions)
Net loss attributable to parent company	$(171)		$(428)		$(176)
As percentage of net revenues	(8	.5)%	(19	.8)%	(8	.7)%

For the first quarter of 2013, we reported a net loss of $171 million, similar to the year-ago quarter.

Earnings per share for the first quarter of 2013 was $(0.19) compared to $(0.48) in the fourth quarter of 2012 and $(0.20) per share in the year-ago quarter.

In the first quarter of 2013, the impact per share after tax of impairment, restructuring charges and other related closure costs and other one-time items, was estimated to be approximately $(0.06) per share, while in the fourth quarter of 2012, it was estimated to be approximately $(0.37) per share.  In the year-ago quarter, the impact of impairment, restructuring charges and other related closure costs and other one-time items was estimated to be approximately $(0.06) per share.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents.  Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works.  In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license for patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete.  See “Item 3.  Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” included in our Form 20-F, which may be updated from time to time in our public filings.  We are also party to certain disputes which are not related to patents or other IP rights.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated.  As of March 30, 2013, provisions for estimated probable losses and possible losses with respect to legal proceedings were not considered material.  We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment.  There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities.  Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc. (“Tessera”)

In 2006, Tessera initiated a patent infringement lawsuit against us and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California.  Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against us and numerous other parties.  During the ITC proceedings, the District Court action was stayed.  On May 20, 2009, the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired.  The patents asserted by Tessera in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010.  The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California.  The Court has appointed a special master to advise it on technical issues whose report is expected by the end of the year.  Trial is tentatively scheduled for August 25, 2014.  Pursuant to the proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its asserted patents now expired.

We are a party to legal proceedings with Rambus Inc. (“Rambus”)

On December 1, 2010, Rambus filed a complaint with the ITC against us and numerous other parties, asserting that we engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus.  The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same.  The complaint further sought a cease and desist order directing us and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using the accused semiconductor chips, and products of certain party customers containing such semiconductor chips, that infringe any claim of the asserted patents.  On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint.  A trial was held before the ITC from October 11, 2011 until October 20, 2011.  On March 2, 2012, an administrative law judge (“ALJ”) issued an Initial Determination ruling that we, along with our other co-defendants, did not violate section 337 of the Tariff Act of 1930.  On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930.  The ITC affirmed the ALJ’s findings that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement.  In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands.  On September 25, 2012, Rambus filed a notice of appeal with the Court of Appeals for the Federal Circuit, which is currently pending.

The lawsuit filed by Rambus in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents is still proceeding against us; a pretrial conference is currently set for August 2013 and trial for April 2014.  The trial date has not been set yet.  We continue to vigorously defend our rights and position in the ongoing litigations with Rambus.

We and our subsidiaries are also involved in other legal proceedings, claims and litigation arising in the ordinary course of business.

All pending claims and litigation proceedings involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to prosecute and defend.  The results of legal proceedings are inherently uncertain, and material adverse outcomes are possible, including the risk of an injunction.  The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one time license fees or ongoing royalties, which could adversely impact our product gross margins in future periods, or could prevent us from manufacturing or selling some of our products or limit or restrict the focus of employees involved in such litigation with regard to the work they normally perform for us.  From time to time we may enter into confidential discussions regarding the potential settlement of pending litigation or other proceedings; however, there can be no assurance that any such discussions will occur or will result in a settlement.  The settlement of any pending litigation or other proceeding could require us to incur substantial settlement payments and costs.  Furthermore, the settlement of any intellectual property proceeding may require us to grant a license to certain of our intellectual property rights to the other party under a cross license agreement.  If any of those events were to occur, our business, financial condition and results of operations could be materially and adversely affected.  In addition, from time to time we are approached by holders of intellectual property to engage in discussions about our obtaining licenses to their intellectual property.  We will disclose the nature of any such discussion if we believe that (i) it is probable an intellectual property holder will assert a claim of infringement, (ii) there is a reasonable possibility the outcome (assuming assertion) will be unfavorable, and (iii) the resulting liability would be material to our financial condition.  We also constantly review the merits of litigation and claims which we are facing and decide to make an accrual when we are able to reasonably determine that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  To date, we have not determined on such basis that any of the litigation or claims which we are facing gives rise to a material liability, singly or in the aggregate.

Related Party Transactions

One of the members of our Supervisory Board is a member of the Board of Directors of Technicolor, one of the members of our Supervisory Board is a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers, who resigned effective March 31, 2013, was a member of the Board of Directors of Soitec and Adecco.  Adecco, as well as Oracle’s subsidiary PeopleSoft, supply certain services to our Company. We have also conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members or, where applicable, the executive officer concerned, and we believe that they are made on an arm’s length basis in line with market practices and conditions.

In the first quarters ended March 30, 2013 and March 31, 2012, our related party transactions were primarily with our significant shareholders, or their subsidiaries and companies in which our management performs similar policymaking functions.  These include, but are not limited to:  Adecco, Areva, BESI, France Telecom, Flextronics, Oracle, Orange and Technicolor.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars.  However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar.  As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short-term, our level of revenues when reported in U.S. dollars.  Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products.  Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located.  Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, exchange rate fluctuations affect our results of operations:  in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar.  On the other hand, our results are favorably impacted when the dollar strengthens.  The impact on our accounts could therefore be material, in the case of a material variation of the U.S. dollar exchange rate.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues.  Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Consolidated Statements of Income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts.  We use three different types of hedging contracts, consisting of forward contracts, collars and options.

Our Consolidated Statements of Income for the three months ended March 30, 2013 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period.  Our effective average exchange rate was $1.31 for €1.00 for the first quarter of 2013 and $1.33 for €1.00 in the first quarter of 2012 while it was $1.30 for €1.00 for the fourth quarter of 2012.  These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging through zero cost collars contracts for manufacturing costs and operating expenses runs up to 24 months, for a limited percentage of our exposure to the Euro and under certain currency market circumstances.  As of March 30, 2013, the outstanding hedged amounts were €754 million to cover manufacturing costs and €501 million to cover operating expenses, both at an average exchange rate of about $1.33 for €1.00 (considering the options and the risk reversals at strike and including the premiums paid to purchase foreign exchange options), maturing over the period from April 2, 2013 to April 1, 2014.  As of March 30, 2013, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory represented a deferred loss of approximately $16 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $24 million before tax at December 31, 2012.

During the second quarter of 2012, we started to hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 30, 2013, the outstanding hedged amounts were SGD 205 million at an average exchange rate of about SGD 1.23 to $1.00 maturing over the period from April 5, 2013 to March 6, 2014.  As of March 30, 2013, these outstanding hedging contracts represented a deferred loss of approximately $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a portion of our exposure in the next quarters and a declining percentage of our exposure in each quarter thereafter.  In the first quarter of 2013, as a result of our cash flow hedging, we recorded a net profit of $17 million, consisting of a profit of about $7 million to R&D expenses, a profit of about $9 million to costs of goods sold and a profit of $1 million to SG&A expenses, while in the first quarter of 2012, we recorded a net loss of $19 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments.  We may in the future purchase or sell similar types of instruments.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.  Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment.  No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar.  Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.  The net effect of the consolidated foreign exchange exposure resulted in a net gain of $3 million recorded in “Other income and expenses, net” in our Consolidated Statements of Income for the first quarter of 2013.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate.  Income and expenses, as well as cash flows, are translated at the average exchange rate for the period.  The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency.  Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity.  At March 30, 2013, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3.  “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities and bank fees (including fees on committed credit lines).  Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean an equivalent increase or decrease in our interest income.  Our interest expense is also dependent upon fluctuations in interest rates, since it is mainly associated with long- and short-term debt, which mainly consists of European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.  Our 2016 Convertible Bond was almost entirely repaid to the bondholders in the first quarter of 2012 upon the exercise of the put option and fully redeemed in the second quarter of 2012.  On March 17, we repaid with available cash the residual Euro 350 million outstanding 2013 Senior Bonds with a principal amount at issuance of Euro 500 million.

At March 30, 2013, our total financial resources, including cash and cash equivalents and marketable securities, generated an average interest income rate of 0.20%.  At the same date, the average interest rate on our outstanding debt was 0.93%, excluding the short-term parent financing to ST-Ericsson for $83 million at 2.76%.

Impact of Changes in Equity Prices

As of March 30, 2013, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices.  However, we hold equity participations whose carrying value could be lower due to further losses or impairment charges of our equity-method investments.  See Note 18 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls.  The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates.  Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office.  The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investor Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or better.  Marginal amounts are held in other currencies.  See Item 11.  “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility.  As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first quarter of 2013, our net cash decreased by $532 million, due to the net cash used in investing and financing activities exceeding the net cash from operating activities, primarily due to the repayment of the residual outstanding 2013 Senior Bonds in the amount of $455 million.

The components of our cash flow for the comparable periods are set forth below:

	Three Months Ended
	March 30, 2013	March 31, 2012
	(In millions)
Net cash from operating activities	$66	$250
Net cash from (used in) investing activities	(81)	113
Net cash used in financing activities	(481)	(225)
Effect of changes in exchange rates	(36)	9
Net cash increase (decrease)	$(532)	$147

Net cash from operating activities.  The net cash from operating activities in the first quarter of 2013 was $66 million, decreasing compared to the prior year period mainly due to the less favorable changes in working capital.  Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in assets and liabilities.  The decrease in net cash from operating activities in the first quarter of 2013 compared to the year-ago period resulted from the less favorable net working capital changes, which was partially balanced by the net loss adjusted for non-cash items improving from negative $121 million in 2012 to negative $22 million in 2013.  Furthermore, changes in assets and liabilities generated a lower amount of cash, down to $88 million in the first quarter 2013, compared to $371 million in the prior year period.  The first quarter 2013 changes were represented by a negative trend in trade receivables and a positive trend in all the other components of assets and liabilities, mainly associated with a favorable variation in trade payables ($74 million).  Furthermore, the first quarter of 2013 also included an unfavorable net cash impact of $14 million, deriving from the sales by ST-Ericsson, with no recourse, of trade and other receivables, compared to a favorable $33 million in the first quarter 2012.  In the first quarter 2012, the changes were mainly represented by a positive trend in trade payables and other assets and liabilities.

Net cash from (used in) investing activities.  Investing activities used $81 million of cash in the first quarter of 2013, mainly due to payments for the purchase of tangible assets and for intangible and financial assets, partially offset by the net proceeds from the sale of marketable securities.  Payments for purchase of tangible assets, net of proceeds, totaled $111 million, reflecting a slight decrease in our capital expenditures in the first quarter of 2013 compared to $125 million registered in the prior year period.  Investing activity in the first quarter of 2012 generated $113 million, mainly from the proceeds from the sale of marketable securities, partially balanced by payments for tangible, intangible and financial assets.

Net cash used in financing activities.  Net cash used in financing activities was $481 million in the first quarter of 2013 increasing compared to the $225 million used in the first quarter of 2012, due to the $455 million repayment of the residual outstanding 2013 Senior Bonds.  Moreover, the first quarter 2013 amount included $89 million in dividends paid to stockholders.

Free Cash Flow (non U.S. GAAP measure).

We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, which are considered as temporary financial investments.  The result of this definition is ultimately net cash from operating activities plus payment for purchase of tangible and intangible assets and payment for business acquisitions.  We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating activities to sustain our operating investing activities.  Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.  Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, short-term deposits and restricted cash, the net cash from (used in) financing activities and the effect of changes in exchange rates.  In addition, our definition of Free Cash Flow may differ from definitions used by other companies.  Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 30, 2013	March 31, 2012
	(In millions)
Net cash from operating activities	$66	$250
Net cash from (used in) investing activities	(81)	113
Excluding:
Proceeds from sale of marketable securities	(50)	(265)
Payment for purchase of tangible and intangible assets (1)	(131)	(152)
Free Cash Flow (non U.S. GAAP measure)	$(65)	$98
_____________

(1) Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the operating investing activities:  Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for intangible and financial assets, Proceeds from sale of intangible and financial assets.

We used Free Cash Flow of $65 million in the first quarter of 2013, compared to $98 million generated in the first quarter of 2012, which benefited from higher cash generated from operating activities and higher proceeds from sale of marketable securities.

Net Financial Position (non U.S. GAAP measure).

Our Net Financial Position represents the balance between our total financial resources and our total financial debt.  Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.  Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness, which includes the 50% of ST-Ericsson indebtedness.  Moreover, we also present the Net Financial Position attributable to ST (“ST Net Financial Position”), which does not include the ST-Ericsson indebtedness towards Ericsson, our partner in the JVS joint venture.  Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	March 30, 2013	December 31, 2012	March 31, 2012
	(In millions)
Cash and cash equivalents	$1,718	$2,250	$2,059
Marketable securities	187	238	154
Restricted cash	4	4	7
Short-term deposits	1	1	-
Total financial resources	1,910	2,493	2,220
Short-term borrowings and current portion of long-term debt	(250)	(630)	(1,076)
Long-term debt	(647)	(671)	(366)
Total financial debt	(897)	(1,301)	(1,442)
Net Financial Position	$1,013	$1,192	$778
ST-Ericsson net debt to Ericsson	$83	$-	$489
ST Net Financial Position	$1,096	$1,192	$1,267

Our ST Net Financial Position as of March 30, 2013 was a net cash position of $1,096 million, a $96 million decrease compared to the net cash of $1,192 million at December 31, 2012, following the negative free cash flow and the dividend distribution.

Cash and cash equivalents amounted to $1,718 million as at March 30, 2013, as a result of the repayment of the 2013 Bonds and our cash flow presented above.

Restricted cash of $4 million is cash in an escrow account related to the disposal of the Numonyx investment.

Marketable securities was composed of $87 million invested in senior debt securities at floating rate issued by primary financial institutions with an average rating of Baa1/A-/A from Moody’s, S&P and Fitch and of $100 million invested in U.S. Government Treasury Bills rated Aaa by Moody’s with maturities of less than 4 months.  The Floating Rate Notes are classified as available-for-sale and reported at fair value.  See Note 12 to our Consolidated Financial Statements.

Financial debt was $897 million as at March 30, 2013, composed of (i) $83 million short-term borrowings, (ii) $167 million of current portion of long-term debt and (iii) $647 million long-term debt.  The breakdown of our total financial long-term debt included:  (i) $792 million in European Investment Bank loans (the “EIB Loans”), (ii) $18 million in loans from other funding programs, and (iii) $4 million of capital leases.  The EIB Loans represent three long-term amortizing credit facilities as part of R&D funding programs.  The first, for R&D in France, was drawn in U.S. dollars from 2006 to 2008, for a total amount of $341 million, of which $126 million remained outstanding as of March 30, 2013.  The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $217 million remained outstanding as of March 30, 2013.  The third, signed in 2010, as a €350 million multi-currency loan to support our industrial and R&D programs, was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million.  The fourth was signed in the first quarter of 2013, as a €350 million multicurrency loan which also supports our R&D programs; this line is currently undrawn.  At March 30, 2013, the amounts available under the short-term lines of credit were unutilized.

Together with Ericsson, we had a committed facility to ST-Ericsson, which was extended at various times and in December 2012 reached the level of $1.5 billion.  In December 2012, the two parents forgave the entire facility.  The parents have agreed to extend funding for the wind down of ST-Ericsson.  As of March 30, 2013, the funding provided by each parent was $83 million.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary issued the 2013 Senior Bonds.  The notes, which matured on March 17, 2013, paid a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity.  On March 17, 2013, we repaid at maturity with available cash the residual outstanding 2013 Senior Bonds in the amount of $455 million.

On December 13, 2012, Moody’s lowered our senior debt rating from “Baa1” to “Baa2” with stable outlook.

On December 18, 2012, S&P lowered our senior debt rating from “BBB+” to “BBB” with negative outlook.

We are also rated “BBB” from Fitch on an unsolicited basis.

As of March 30, 2013, debt payments due by period were as follows:

	Payments Due by Period
	Total	2013	2014	2015	2016	2017	Thereafter
	(In millions)
Long-term debt (including current portion)	$814	$166	$165	$143	$114	$58	$168

Financial Outlook

Our policy is to modulate our capital spending according to the evolution of the semiconductor market.  Based on current visibility on demand, we anticipate our capex expenditure to be approximately $600 million in 2013, with approximately half to be spent in the first half of 2013 and adjusted based on demand thereafter.  The most significant of our 2013 capital expenditure projects are expected to be:  (a) for our front-end facilities:  (i) in our 300mm fab in Crolles, technology evolution to consolidate the capability for 20-nm processes and mix evolution to support the production ramp up of the most advanced technologies, preparing the future growth;  (ii) a few selective programs of mix evolution and business securization, mainly in the area of analog processes and imaging; and (iii) quality, safety, maintenance, and productivity and cost savings investments in both 150mm and 200mm front-end fabs; (b) for our back-end facilities, capital expenditures will mainly be dedicated to:  (i) capacity growth on strategic package families, mainly in the area of microsystems, to sustain market demand; (ii) repatriation of product lines from subcontractors and modernization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) according to change in demand.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization.  We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D.  We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities.  A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities.  Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We are committed to participate in further capital increases of up to €14 million in 3Sun should certain events materialize.  In addition to that, in case of a negative evolution of the business, there may be a need to provide additional resources to 3Sun.

Furthermore, as a result of our exit from the ST-Ericsson joint venture, we expect total cash costs, including covering ST-Ericsson’s ongoing operations during the transition period and restructuring costs related to the ST-Ericsson wind down, to be in the range of approximately $350 million to $450 million.  Consequently, we expect our cash flow will be negative during the next two quarters as we complete the exit of ST-Ericsson.  Thereafter, we anticipate a return to positive Free Cash Flow.  Our Net Financial Position will decrease in the next two financial quarters; however, this should revert back and we anticipate at year end to be at a healthy Net Financial Position based upon current market assumptions.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of:  operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and other long-term liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at March 30, 2013.

Backlog and Customers

During the first quarter of 2013, our bookings plus frames orders increased compared to the third and fourth quarters 2012, reflecting an improved demand after the weak market conditions registered in the second half of 2012.  As a result of the solid demand, we entered the second quarter 2013 with a backlog higher than the level we had when entering the first quarter 2013.  Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the first quarter of 2013, Samsung Group accounted for approximately 12.6% of our total net revenues.  There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods.  If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (“Disclosure Controls”) as of the end of the period covered by this report.  Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.  Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report.  In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken.  This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F.  The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee.  The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary.  Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls (including those at ST-Ericsson) were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements.  It can provide only reasonable assurance regarding financial statement preparation and presentation.  Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview— Business Outlook” and in “Liquidity and Capital Resources—Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	uncertain macro-economic and industry trends;

•	customer demand and acceptance for the products which we design, manufacture and sell;

•	unanticipated events or circumstances which may delay implementation as planned of the recently announced split up of ST-Ericsson as agreed with Ericsson;

•	our ability to execute the planned reductions in our net operating expenses;

•	the loading and the manufacturing performances of our production facilities;

•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the impact of IP claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;

•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;

•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;

•
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities; and

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements.  Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.  Some of these risk factors are set forth and are discussed in more detail in “Item 3.  Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected.  We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3.  Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 31,	March 30,
In million of U.S. dollars except per share amounts	2013	2012

Net sales	2,003	2,010
Other revenues	6	7
Net revenues	2,009	2,017
Cost of sales	(1,381)	(1,421)
Gross profit	628	596
Selling, general and administrative	(279)	(310)
Research and development	(533)	(633)
Other income and expenses, net	4	13
Impairment, restructuring charges and other related closure costs	(101)	(18)
Operating loss	(281)	(352)
Interest expense, net	(7)	(13)
Loss on equity-method investments	(13)	(7)
Gain on financial instruments, net	-	3
Loss before income taxes and noncontrolling interest	(301)	(369)
Income tax benefit	4	34
Net loss	(297)	(335)
Net loss (income) attributable to noncontrolling interest	126	159
Net loss attributable to parent company	(171)	(176)

Earnings per share (Basic) attributable to parent company stockholders	(0.19)	(0.20)
Earnings per share (Diluted) attributable to parent company stockholders	(0.19)	(0.20)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 30,	March 31,
	2013	2012

In million of U.S. dollars

Net loss	(297)	(335)
Other comprehensive income (loss), net of tax:
Currency translation adjustments arising during the period	(85)	110
Foreign currency translation adjustments	(85)	110
Unrealized gains (losses) arising during the period	1	4
Unrealized gains (losses) on securities	1	4
Unrealized gains (losses) arising during the period	(25)	45
Less: reclassification adjustment for (income) losses included in net loss	(15)	16
Unrealized gains (losses) on derivatives	(40)	61
Net gains (losses) arising during the period	1	2
Defined benefit pension plans	1	2
Other comprehensive income (loss), net of tax	(123)	177
Comprehensive income (loss)	(420)	(158)
Less: comprehensive income (loss) attributable to noncontrolling interest	(128)	(149)
Comprehensive income (loss) attributable to the company’s stockholders	(292)	(9)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at
	March 30,	December 31,
In million of U.S. dollars	2013	2012
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	1,718	2,250
Short-term deposits	1	1
Marketable securities	187	238
Trade accounts receivable, net	1,025	1,005
Inventories	1,306	1,353
Deferred tax assets	141	137
Assets held for sale	37	-
Other current assets	501	518
Total current assets	4,916	5,502
Goodwill	140	141
Other intangible assets, net	208	213
Property, plant and equipment, net	3,275	3,481
Non-current deferred tax assets	439	414
Restricted cash	4	4
Long-term investments	110	119
Other non-current assets	540	560
	4,716	4,932
Total assets	9,632	10,434

Liabilities and equity
Current liabilities:
Short-term debt	250	630
Trade accounts payable	862	797
Other payables and accrued liabilities	997	942
Dividends payable to stockholders	-	89
Deferred tax liabilities	11	11
Accrued income tax	77	86
Total current liabilities	2,197	2,555

Long-term debt	647	671
Post-retirement benefit obligations	474	477
Long-term deferred tax liabilities	15	14
Other long-term liabilities	351	353
	1,487	1,515
Total liabilities	3,684	4,070

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 910,559,805 shares issued, 887,967,172 shares outstanding)	1,156	1,156
Capital surplus	2,559	2,555
Retained earnings	1,788	1,959
Accumulated other comprehensive income	673	794
Treasury stock	(239)	(239)
Total parent company stockholders’ equity	5,937	6,225
Noncontrolling interest	11	139
Total equity	5,948	6,364

Total liabilities and equity	9,632	10,434

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 30,	March 31,
In million of U.S. dollars	2013	2012

Cash flows from operating activities:
Net loss	(297)	(335)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	237	288
Gain on financial instruments, net	-	(3)
Non-cash stock-based compensation	4	6
Other non-cash items	(20)	(19)
Deferred income tax	(34)	(68)
Loss on equity-method investments	13	7
Impairment, restructuring charges and other related closure costs, net of cash payments	75	3
Changes in assets and liabilities:
Trade receivables, net	(28)	74
Inventories, net	30	46
Trade payables	74	157
Other assets and liabilities, net	12	94
Net cash from operating activities	66	250

Cash flows from investing activities:
Payment for purchase of tangible assets	(111)	(129)
Proceeds from sale of tangible assets	-	4
Proceeds from sale of marketable securities	50	265
Payment for intangible and financial assets	(20)	(41)
Proceeds from sale of intangible and financial assets	-	14
Net cash from (used in) investing activities	(81)	113

Cash flows from financing activities:
Proceeds from long-term debt	-	14
Proceeds from short-term borrowings	83	89
Repurchase / repayment of issued debt	(455)	(213)
Repayment of long-term debt	(20)	(20)
Decrease in short-term facilities	-	(6)
Dividends paid to stockholders	(89)	(88)
Other financing activities	-	(1)
Net cash used in financing activities	(481)	(225)
Effect of changes in exchange rates	(36)	9
Net cash increase (decrease)	(532)	147
Cash and cash equivalents at beginning of the period	2,250	1,912
Cash and cash equivalents at end of the period	1,718	2,059

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2011 (Audited)	1,156	2,544	(271)	3,504	670	393	7,996
Stock-based compensation expense		11	32	(32)			11
Contribution of noncontrolling interest						765	765
Comprehensive income (loss):
Net loss				(1,158)		(1,030)	(2,188)
Other comprehensive income (loss), net of tax					124	16	140
Comprehensive income (loss)							(2,048)
Dividends to noncontrolling interest						(5)	(5)
Dividends, $0.40 per share				(355)			(355)
Balance as of December 31, 2012 (Audited)	1,156	2,555	(239)	1,959	794	139	6,364
Stock-based compensation expense		4					4
Comprehensive income (loss):
Net loss				(171)		(126)	(297)
Other comprehensive income (loss), net of tax					(121)	(2)	(123)
Comprehensive income (loss)							(420)
Balance as of March 30, 2013 (Unaudited)	1,156	2,559	(239)	1,788	673	11	5,948

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 30, 2013, its second quarter will end on June 29 and its third quarter will end on September 28. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2012. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2013.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of the selling price for deliverables in multiple element sale arrangements,

•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	provisions for litigation and claims and recognition and measurement of loss contingencies,

•
valuation at fair value of assets acquired in a business combination, including intangibles, goodwill, investments and tangible assets, as well as the impairment of their related carrying values, and valuation at fair value of assumed liabilities,

•
annual and trigger-based impairment review of goodwill, intangible and tangible assets and equity investments, as well as an assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of probability of realizing the sale,

•	restructuring charges and other related exit costs,

•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,

•	assumptions used in calculating pension obligations, and

•
determination of the tax rate estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and assessment of provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2013

In December 2011, the FASB issued new guidance on disclosures about offsetting assets and liabilities. Entities with balances presented on a net basis in the financial statements shall disclose both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In February 2013, the FASB issued a guidance clarifying the scope of disclosures about offsetting assets and liabilities by limiting such scope to derivatives, repurchase agreements and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting agreement. The Company adopted the new guidance in 2013, which did not have a significant impact on the Company’s disclosures.

In February 2013, the FASB issued new guidance on reporting amounts reclassified out of accumulated other comprehensive income. The new guidance requires that the effect of significant amounts reclassified from each component of accumulated other comprehensive income be presented either in a single note or parenthetically on the face of the financial statements, based on its source and the income statement line items affected by the reclassification. If a component is not required to be reclassified to net income in its entirety, companies would instead cross reference to the related footnote for additional information. The Company adopted the new guidance in 2013 and reported amounts reclassified out of accumulated other comprehensive income in Note 11.

Accounting pronouncements that are not yet effective and have not been adopted early by the Company

In March 2013, the FASB issued new guidance on obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. An entity should recognize the respective portion of the obligation it agrees to pay among its co-obligors and assess any additional amounts it expects to pay related to amounts borrowed by its co-obligors applying the measurement principles of the contingencies model under ASC 450. Enhanced disclosures similar to those required for financial guarantees will be required for those obligations. The guidance is effective for interim and annual periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt the new guidance when effective and does not expect any significant impact of this adoption.

In March 2013, the FASB issued clarified guidance on whether, when and how to release cumulative translation adjustment (CTA) into earnings in various deconsolidation and consolidation transactions. Complete or substantially complete liquidation of a foreign entity is required to release CTA for transactions occurring within a foreign entity. Transactions impacting investments in the foreign entity may result in a full or partial release of CTA even though complete or substantially complete liquidation of the foreign entity has not occurred. For transactions involving step acquisitions, the CTA associated with the previous equity-method investment will be fully released when control is obtained and consolidation occurs. The guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The Company will adopt the guidance when effective and is currently evaluating the impact it may have on its financial position and result of operations.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. The Company entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of license and process documentation, as well as the training and support, are considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group’s determined value based on a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2010	2011	2012	2013

Licenses and process documentation	29	56	9
Training and support services	28	14	9	2
Total Revenues under Multiple Deliverable Arrangements	57	70	18	2

Due to the long nature of some of the payments in these agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Research and development funding	10	18
Exchange gain (loss), net	3	(1)
Patent costs	(7)	(6)
Gain on sale of non-current assets	-	1
Other, net	(2)	1

Total Other income and expenses, net	4	13

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 25.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2013 are summarized as follows:

	Three months ended on March 30, 2013
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

ST-Ericsson restructuring plans	-	(4)	-	(4)
ST-Ericsson exit	(5)	(77)	-	(82)
Digital restructuring plan	-	(1)	-	(1)
$600-650 million net opex plan	-	(14)	-	(14)
Total	(5)	(96)	-	(101)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2012 are summarized as follows:

	Three months ended on March 31, 2012
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(8)	-	(1)	(9)
ST-Ericsson restructuring plan	-	(1)	-	(1)
ST-Ericsson cost savings plan	-	(8)	(1)	(9)
Other restructuring initiatives	-	1	-	1
Total	(8)	(8)	(2)	(18)

Impairment charges

The Company recorded in the first quarter of 2013 impairment charges amounting to $5 million, primarily related to long-lived assets with no alternative future use within the Company, as part of the exit of ST-Ericsson.

The Company recorded in the first quarter of 2012 impairment charges amounting to $8 million on the Carrollton building and facilities.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at March 30, 2013 are summarized as follows in millions of U.S. dollars:

	ST-Ericsson exit	ST-Ericsson restructuring plans	$600-650 million net opex plan	Digital restructuring plan	Manufacturing restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2012	8	59	-	12	3	9	91
Charges incurred in 2013	77	7	14	1	-	-	99
Adjustments for unused provisions	-	(3)	-	-	-	-	(3)
Amounts paid	-	(21)	(1)	(4)	-	-	(26)
Currency translation effect	(1)	(2)	-	-	-	-	(3)
Provision as at March 30, 2013	84	40	13	9	3	9	158

•	ST-Ericsson exit

On March 18, 2013, in connection with the transfer of parts of ST-Ericsson to the parent companies, ST-Ericsson announced a restructuring plan aiming at reducing its workforce by 1,600 employees worldwide. The Company recorded in the first quarter of 2013 $77 million restructuring charges corresponding to employee ongoing termination benefits.

•	ST-Ericsson restructuring plans

The Company recorded restructuring net charges totaling $4 million in relation to the ST-Ericsson restructuring plans in the first quarter of 2013.

•	$600-650 million net opex plan

Further to the announcement on December 10, 2012 to reduce the Company’s net operating expenses to the level of $600 million to $650 million on a quarterly basis by the beginning of 2014, the Company committed restructuring actions in the first quarter of 2013. The Company recorded $14 million restructuring charges corresponding to employee ongoing termination benefits in the first quarter of 2013.

•	Digital restructuring plan

In October 2012, the Company announced a savings plan, impacting primarily the Digital Convergence Group product line, designed to achieve $150 million in annual savings upon completion by the end of 2013. The restructuring plan may affect up to 500 jobs, including contractors and attritions. The Company recorded $1 million restructuring charges in the first quarter of 2013.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan, which was expected to result in pre-tax charges in the range of $270 million to $300 million, resulted in a total charge of $313 million as of March 30, 2013. This plan is now completed.

The ST-Ericsson restructuring plans, announced in 2009-2012, which are expected to result in a total pre-tax charge in the range of $300 million to $340 million, resulted in a total charge of $285 million as of March 30, 2013. These plans are expected to be completed in 2013. The ST-Ericsson cost savings plan was completed in 2012.

The Digital restructuring plan is expected to result in a total pre-tax charge of $25 million to $30 million, of which $14 million have been incurred as of March 30, 2013. The plan is expected to be completed in 2013.

The $600-650 million net opex plan resulted in $14 million charge incurred as of March 30, 2013. The plan is currently expected to be completed by the end of 2013.

The exit of ST-Ericsson of the two partners is expected to result in total cash costs in the range of $350 million to $450 million for the Company, including the covering of ST-Ericsson’s ongoing operations during the transition period and its restructuring costs, of which $77 million have been incurred as of March 30, 2013. This plan is expected to be mainly completed in 2013.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

9.	Interest Expense, Net

Interest expense, net consisted of the following:

	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Income	2	4
Expense	(9)	(17)

Total interest expense, net	(7)	(13)

Interest expense mainly included charges related to the sale of trade and other receivables.

10.	Earnings per share

Basic net earnings per share (“EPS”) is computed based on net income (loss) attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	Three months ended
In millions of U.S. dollars, except share and per share amounts	March 30, 2013	March 31, 2012

Basic earnings per share:

Net loss attributable to parent company	(171)	(176)
Weighted average shares outstanding	887,962,463	884,998,791

Earnings per share (basic)	(0.19)	(0.20)

Diluted earnings per share:

Net loss attributable to parent company	(171)	(176)
Convertible debt interest	-	-
Net loss attributable to parent company, adjusted	(171)	(176)
Weighted average shares outstanding	887,962,463	884,998,791
Dilutive effect of nonvested shares	-	-
Dilutive effect of convertible debt	-	-
Number of shares used in calculating earnings per share	887,962,463	884,998,791

Earnings per share (diluted)	(0.19)	(0.20)

As of March 30, 2013, there were outstanding stock options exercisable into the equivalent of 8,703,831 common shares. There was also the equivalent of 5,624 common shares outstanding for convertible debt. None of these bonds were converted to shares during the first quarter of 2013.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the period ended March 30, 2013:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2012	24	(4)	(158)	932	794
Other Comprehensive Income (loss) before reclassifications	(27)	1	1	(85)	(110)
Amounts reclassified from AOCI	(11)	-	-	-	(11)
Other comprehensive income (loss) for the three months ended March 30, 2013	(38)	1	1	(85)	(121)
March 30, 2013	(14)	(3)	(157)	847	673

Items reclassified out of Accumulated Other Comprehensive Income for the period ended March 30, 2013 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	9	Cost of sales
Foreign exchange derivative contracts	1	Selling, general and administrative
Foreign exchange derivative contracts	7	Research and development
	(2)	Income tax expense
	15	Net of tax
Available-for-sale securities
Realized gain on sale of securities	-	Other income and expenses, net
Other-than-temporary impairment charge	-	Other-than-temporary impairment charge and realized gains on financial assets
	-	Income tax benefit (expense)
	-	Net of tax
Defined benefit pension plan items
Amortization of prior service costs	-	(1)
Amortization of actuarial gains (losses)	-	(1)
Amortization of prior service cost included in net periodic pension cost	-	(1)
	-	Income tax benefit (expense)
	-	Net of tax
Foreign currency translation adjustments
Sale of foreign entity	-
Total reclassifications for the period	15	Net of tax
Attributable to noncontrolling interest	(4)
Attributable to the Company’s stockholders	11

(1)	These items are included in the computation of net periodic pension cost, as described in Note 21.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 30, 2013 and December 31, 2012 are detailed in the table below:

In millions of U.S. dollars	December 31, 2012	Purchase	Sale/Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 30, 2013
Debt securities issued by the U.S. Treasury	150	-	(50)	-	-	-	100
Senior debt Floating Rate Notes issued by financial institutions	88	-	-	1	-	(2)	87
Total	238	-	(50)	1	-	(2)	187
*Other Comprehensive Income
The change in fair value of the $100 million government debt securities classified as available-for-sale was not material as at March 30, 2013. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bills portfolio is less than four months on average and the securities are rated Aaa by Moody’s.

Out of the three investment positions in Senior debt Floating Rate Notes, two securities are in an unrealized loss position, which has been considered as temporary. For all investments, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 0.8 years on average and the securities have an average rating of A-/Baa1/A, the Company expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments and the cumulative change in fair value is recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidated statement of equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.
All securities are classified as available-for-sale and recorded at fair value as at March 30, 2013, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income (loss)” in the consolidation statement of equity, except for those changes deemed to be other-than-temporary impairment.
The debt securities and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 30, 2013, since they represent investments of funds available for current operations.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

In millions of U.S. dollars	As at March 30, 2013	As at December 31, 2012

Trade accounts receivable	1,034	1,015
Provision for doubtful accounts	(9)	(10)

Total trade accounts receivable, net	1,025	1,005

The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within ST-Ericsson. As at March 30, 2013, $243 million of trade accounts receivable were sold without recourse for the first quarter of 2013, with a financial cost totaling $1 million, reported on the line “Interest expense, net” on the consolidated statement of income for the quarter ended March 30, 2013.

14.	Inventories

Inventories are stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve, consisted of the following:

In millions of U.S. dollars	As at March 30, 2013	As at December 31, 2012

Raw materials	73	78
Work-in-process	878	941
Finished products	355	334

Total Inventories	1,306	1,353

15.	Business Combinations

Acquisition in 2012

On July 31, 2012, the Company completed a transaction to acquire substantially all the assets and employees of bTendo ltd, a company based in Israel. This transaction is intended to position the Company as a leader in the emerging video-sharing market for smartphones and other portable consumer devices. This transaction structured as an asset deal has been accounted for as a business combination. The activities of this business are included in the reportable segment “Analog, MEMS and Microcontrollers” (“AMM”). The fair value of the identifiable assets and assumed liabilities acquired from bTendo ltd at acquisition date were as follows:

In millions of U.S. dollars	Fair value recognized at acquisition date
Technology	6
In-process R&D	4
Goodwill	1
Total identifiable net assets at fair value	11
Purchase consideration	11

The purchase consideration includes a cash payment of $1 million, a non-cash consideration for $1 million and the acquisition-date fair value of a sales earn-out for $9 million. Goodwill on this transaction arises principally due to the value of the assembled workforce.

16.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Sense & Power and Automotive (SPA)	Embedded Processing Solutions (EPS)	Others	Total
December 31, 2012	32	104	5	141
Foreign currency translation	-	(1)	-	(1)
March 30, 2013	32	103	5	140

Goodwill allocation has been presented following the change in the segment organization in 2013.

17.	Other intangible assets

Other intangible assets consisted of the following:

March 30, 2013	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	585	(476)	109
Contractual customer relationships	14	(12)	2
Purchased software	328	(285)	43
Construction in progress	43	-	43
Other intangible assets	75	(64)	11
Total	1,045	(837)	208

December 31, 2012	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	742	(630)	112
Contractual customer relationships	13	(11)	2
Purchased software	356	(312)	44
Construction in progress	39	-	39
Other intangible assets	104	(88)	16
Total	1,254	(1,041)	213

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.

The line “Other intangible assets” consists primarily of internally developed software.

Amortization expense for the first quarter of 2013 was $18 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2013	60
2014	54
2015	43
2016	31
2017	13
Thereafter	7
Total	208

18.	Long-Term Investments

Long-Term Investments consisted of the following:
	March 30, 2013	December 31, 2012
Equity-method investments	98	106
Cost-method investments	12	13
Total	110	119

Equity-method investments

Equity-method investments as at March 30, 2013 and December 31, 2012 were as follows:

	March 30, 2013		December 31, 2012
In millions of U.S. dollars, except percentages	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson AT SA	1	49.0%	9	49.0%
3Sun S.r.l.	91	33.3%	91	33.3%
MicroOLED SAS	6	39.6%	6	39.6%

Total	98		106

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG, in which the Company owns 50% less a controlling share held by Ericsson. The Company’s investment in JVD at the date of the transaction was valued at $99 million. In 2010, ST-Ericsson Holding AG was merged into ST-Ericsson AT SA. In the first three months of 2013, the line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $8 million, primarily reflecting the Company’s share of the restructuring charges recorded by JVD in relation to the plan announced on March 18, 2013. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity-method investment that amounted to $1 million as at March 30, 2013. The Company has determined that JVD is a variable interest entity (“VIE”), but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. The Company has not provided additional financial support in the first quarter of 2013 and currently has no requirement or intent to provide further financial support to JVD.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a VIE. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity-method. The line “Loss on equity-method investments” in the Company’s consolidated statement of income included a charge of $5 million related to 3Sun.  The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity-method investment that amounted to $91 million, a shareholder’s loan amounting to $27 million as at March 30, 2013, and under certain conditions, to participate to further equity contributions up to Euro 14 million.

MicroOLED S.A.S.

In the third quarter 2012, the Company invested approximately $7 million in shares of MicroOLED SAS, therefore obtaining 39.6% of the voting rights. MicroOLED SAS is based in Grenoble and develops OLED micro-displays. The Company has determined that $4 million out of the total value of its investment is a basis difference created by the identification of technology intangibles in MicroOLED SAS. The Company accounts for its share of results in MicroOLED with a quarter lag. The Company’s current maximum exposure to loss as a result of its involvement with MicroOLED is limited to its equity-method investment that amounted to $6 million as at March 30, 2013.

Cost-method investments

Cost-method investments as at March 30, 2013 are equity securities with no readily determinable fair value. It includes the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first quarter of 2013 and currently has no requirement or intent to provide further financial support to the joint venture.

19.	Other Non-current Assets

Other non-current assets consisted of the following:

In millions of U.S. dollars	As at March 30, 2013	As at December 31, 2012

Available-for-sale equity securities	10	10
Trading equity securities	8	8
Long-term State receivables	450	470
Long-term receivables from third parties	7	2
Long-term loans to affiliates	27	28
Prepaid for pension	6	5
Deposits and other non-current assets	32	37

Total	540	560

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

20.	Long-term debt

Long-term debt consisted of the following:

In millions of U.S. dollars	March 30, 2013	December 31, 2012

Funding program loans from European Investment Bank:
0.30% due 2014, floating interest rate at Libor + 0.017%	40	40
0.33% due 2015, floating interest rate at Libor + 0.026%	28	28
0.35% due 2016, floating interest rate at Libor + 0.052%	58	77
0.60% due 2016, floating interest rate at Libor + 0.317%	103	103
0.51% due 2016, floating interest rate at Libor + 0.213%	114	114
1.40% due 2020, floating interest rate at Libor + 1.099%	100	100
1.24% due 2020, floating interest rate at Libor + 0.956%	221	221
1.03% due 2020, floating interest rate at Euribor + 0.817%	128	132
Other funding program loans:
0.54% (weighted average), due 2013-2018, fixed interest rate	6	7
Other long-term loans:
1.95% (weighted average), due 2017, fixed interest rate	12	12
Capital leases:
6.01% (weighted average), due 2013-2017, fixed interest rate	4	5
Senior Bonds:
0.58%, due 2013, floating interest rate at Euribor + 0.40%	-	462
Total long-term debt	814	1,301
Less current portion (excluding short term borrowings of $83 million as at March 30, 2013)	(167)	(630)
Total long-term debt, less current portion	647	671

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of Euro 500 million at an issue price of 99.873%. The notes, which matured on March 17, 2013, were paying a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In 2010, the Company repurchased 74 thousand bonds for a total cash consideration of $98 million. In 2011, the Company repurchased around 76 thousand bonds for a total cash consideration of $107 million. The repurchased bonds have been cancelled in accordance with their terms. The residual portion of the floating rate senior bonds outstanding was repaid on March 17, 2013 from available cash.

21.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR”), generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of March 30, 2013, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Service cost	(10)	(10)
Interest cost	(8)	(10)
Expected return on plan assets	4	5
Amortization of actuarial net (loss) gain	(3)	(3)
Net periodic benefit cost	(17)	(18)

	Other long-term benefits
	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Service cost	(1)	(1)
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2013 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2012.

22.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 30, 2012, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $355 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2012, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend totaled $89 million and was paid in the first quarter ended March 30, 2013.

23.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of March 30, 2013, 20,327,587 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 13,970 shares in the first quarter of 2013.

As of March 30, 2013, the Company owned a number of treasury shares equivalent to 22,592,633.

24.	Contingencies, Claims and Legal proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50 percent, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50 percent likely of being realized upon settlement with the taxing authority.  Except for the foreign currency exchange impact, there was no major change in the amount of unrecognized tax benefits during the first three months of 2013 with respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at March 30, 2013 and December 31, 2012 and in the consolidated statements of income for the first quarter of 2013 and 2012 are not material.

The Company is subject from time to time to tax audits in various jurisdictions; unfavorable outcomes of any ongoing tax audits could have a material impact on the Company’s future tax provisions in the periods in which these changes could occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Litigation with Tessera

In 2006, Tessera initiated a patent infringement lawsuit against the Company and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera then filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Company and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, in both the ITC and District Court actions, which relate to ball grid array packaging technology, expired in September 2010. The Court of Appeal subsequently affirmed the ITC’s decision and on November 28, 2011, the U.S. Supreme Court denied the defendants’ petition for review, and the ITC decision became final.

In January 2012, the District Court proceedings were revived in California. The Court has appointed a special master to advise it on technical issues whose report is expected by the end of the year. Trial is tentatively scheduled for August 25, 2014. Pursuant to the proceedings, Tessera is seeking an unspecified amount of monetary damages as compensation for alleged infringement of its asserted patents now expired.

Litigation with Rambus

On December 1, 2010, Rambus filed a complaint with the ITC against the Company and numerous other parties, asserting that the Company engaged in unfair trade practices by importing certain semiconductor chips that include memory controllers and/or certain peripheral interface technologies such as SerDes, PCI Express, SATA and SAS that allegedly infringe certain patents owned by Rambus. The complaint sought an exclusion order to bar importation into the United States of all accused semiconductor chips that infringe any claim of the asserted patents, as well as products of certain party customers incorporating the same. The complaint further sought a cease and desist order directing the Company and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using the accused semiconductor chips, and products of certain party customers containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. A trial was held before the ITC from October 11, 2011 until October 20, 2011. On March 2, 2012, an administrative law judge (“ALJ”) issued an Initial Determination ruling that the Company, along with its other co-defendants, did not violate section 337 of the Tariff Act of 1930. On July 25, 2012, the ITC elected to terminate the ITC investigation with a finding of no violation of section 337 of the Tariff Act of 1930. The ITC affirmed the ALJ’s findings that all of Rambus’ asserted patent claims were invalid, except for one, for which it found that Rambus had not demonstrated infringement. In addition, the ITC reversed a determination that Rambus had demonstrated the existence of a domestic industry and affirmed a determination that certain patents are unenforceable under the doctrine of unclean hands. On September 25, 2012, Rambus filed a notice of appeal with the Court of Appeals for the Federal Circuit, which is currently pending.

The lawsuit filed by Rambus in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents is still proceeding against the Company; a pretrial conference is currently set for August 2013 and trial for April 2014. The trial date has not been set yet. The Company continues to vigorously defend its rights and position in the ongoing litigations with Rambus.

The resolution of litigation proceedings which the Company faces, including the matters referred to above, involve complex questions of fact and law. The results of legal proceedings are uncertain. Adverse determination in any of these types of disputes may have a material adverse impact on the Company’s financial results and operations.

Other Contingencies

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of March 30, 2013, provisions for estimated probable losses and possible losses with respect to claims and legal proceedings were not considered material.

25.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or supervised by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company’s subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its research and development expenses and certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar, the Swedish krona/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 30, 2013, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated, Swedish krona-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	282	372
Currency options	219	382

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	424	-

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	205

Cash flow and fair value interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate liquid assets.

Other market risk

As part of its ongoing investing activities, the Company may be exposed to equity security price risk. In order to hedge the exposure to this market risk, the Company may enter into certain hedging transactions.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 30, 2013 and December 31, 2012 is presented in the table below:

In millions of U.S. dollars	As at March 30, 2013		As at December 31, 2012
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other current assets	4	Other current assets	21

Currency collars	Other current assets	1	Other current assets	8

Total derivatives designated as a hedge		5		29

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	1	Other current assets	7
Total derivatives not designated as a hedge:		1		7
		6		36
Total Derivatives

In millions of U.S. dollars	As at March 30, 2013		As at December 31, 2012
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as a hedge:

Foreign exchange forward contracts	Other payables and accrued liabilities	(13)	Other payables and accrued liabilities	-

Currency collars	Other payables and accrued liabilities	(7)	Other payables and accrued liabilities	-
Total derivatives designated as a hedge		(20)		-

Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(4)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(4)		(1)
Total Derivatives		(24)		(1)

The effect on the consolidated statements of income for the three months ended March 30, 2013 and March 31, 2012, respectively, and on the “Accumulated Other comprehensive income” (“AOCI”) as reported in the statements of equity as at March 30, 2013 and December 31, 2012 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended
	March 30, 2013	December 31, 2012		March 30, 2013	March 31, 2012
Foreign exchange forward contracts	(6)	11	Cost of sales	7	(3)
Foreign exchange forward contracts	(1)	1	Selling, general and administrative	1	-
Foreign exchange forward contracts	(1)	9	Research and development	6	(5)
Currency options	-	-	Cost of sales	-	(1)
Currency options	-	-	Research and development	-	(1)

Currency collars	(5)	5	Cost of sales	2	(5)
Currency collars	(1)	1	Selling, general and administrative	-	(1)
Currency collars	(1)	2	Research and development	1	(3)

Total	(15)	29		17	(19)

A total $15 million loss deferred as at March 30, 2013 in AOCI is expected to be reclassified to earnings within the next twelve months.

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarters of 2013 and 2012. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three months ended March 30, 2013 and March 31, 2012 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain recognized in earnings
		Three months ended
		March 30, 2013	March 31, 2012
Foreign exchange forward contracts	Other income and expenses, net	3	5
Total		3	5

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at March 30, 2013 assets totaling $1 million  (a gross amount of recognized assets of $2 million offset with a liability of $1 million) and liabilities totaling $7 million (a gross amount of recognized liabilities of $9 million offset with an asset of $2 million). In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $5 million and liabilities of $17 million as at March 30, 2013.

26.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 30, 2013:
		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 30, 2013
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	100	100	-	-
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	57	57	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	30	30	-	-
Equity securities classified as available-for-sale	10	10	-	-
Equity securities classified as held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	(15)	-	(15)	-
Derivative instruments not designated as a hedge	(3)	-	(3)	-
Total	187	205	(18)	-

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2012:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	December 31, 2012
In millions of U.S. dollars
Debt securities issued by the U.S. Treasury	150	150	-	-
Euro-denominated Senior debt Floating Rate Notes issued by financial institutions	59	59	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by financial institutions	29	29	-	-
Equity securities classified as available-for-sale	10	10	-	-
Equity securities held-for-trading	8	8	-	-
Derivative instruments designated as cash flow hedge	29	-	29	-
Derivative instruments not designated as a hedge	6	-	6	-
Total	291	256	35	-

No asset was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as at March 30, 2013 and December 31, 2012.

The table below details assets (liabilities) measured at fair value on a non-recurring basis as at March 30, 2013:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	March 30, 2013

Assets held for sale	37	-	25	12
Total

The assets held for sale are reported at the lower of net book value and fair value less costs to sell. For a level 2 fair value measurement, fair value is determined by estimates provided by brokers based on past sales of similar assets. For fair value measurements using significant unobservable inputs (level 3), fair value is estimated based on indexation of historical costs (indirect cost approach). This approach relies on the principle of substitution according to which a market participant would not pay more for an asset than the cost to replace it with an identical or similar new unit of equivalent utility. Under this approach, the fair value of the asset is determined by adjusting the asset’s replacement costs for losses in value attributable to physical, functional and economic obsolescence. For certain tangible assets classified as assets held for sale, replacement costs were deduced by trending historical purchasing and manufacturing costs less soft costs. The price index multipliers applied for indexing replacement costs were estimated based in the historical development of producer price indices.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2013 and March 30, 2013 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2013	-
Assets held for sale	12
March 30, 2013	12

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(1)

The following table includes additional fair value information on other financial assets and liabilities as at March 30, 2013 and as at December 31, 2012:

		As at March 30, 2013		As at December 31, 2012
Description	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Cash and cash equivalents	1	1,718	1,718	2,250	2,250
Long-term debt		814	814	1,301	1,301
- Bank loans (including current portion)	2	814	814	839	839
- Senior Bonds	2	-	-	462	462

The table below details securities segregated by investment type and the length of time that have been in a continuous unrealized loss position as of March 30, 2013.

	March 30, 2013
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	62	-	62	-
Total	-	-	62	-	62	-

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of March 31, 2012.

	March 31, 2012
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	127	(3)	127	(3)
Total	-	-	127	(3)	127	(3)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments.

Trading equity securities

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

27.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment as defined in the U.S. GAAP guidance. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Effective January 1, 2013, our segment reporting reflects our new strategy announced on December 10, 2012.  Our new strategy takes into account the evolution of the markets we are in and the environment we see in the years to come and is based on our leadership in our two product segments, supported by a new Sales & Marketing organization with a particular focus on our major accounts, as well as expanding our penetration of the mass market and focusing on five growth drivers: Automotive Products, Application Processors, including Digital Consumer Products, MEMS and Sensors, Microcontrollers and Smart Power. Our segments are as follows:

•	Sense & Power and Automotive Products (SPA), including:

o	Automotive (APG),

o	Industrial & Power Discrete (IPD),

o	Analog & MEMS (AMS); and

•	Embedded Processing Solutions (EPS), comprised of:

o	Digital Convergence Group (DCG),

o	Imaging, BI-CMOS ASIC and Silicon Photonics (IBP),

o	Microcontrollers, Memory & Security (MMS),

o	Wireless (WPS).

In 2013, the Company revised its results from prior periods in accordance with the new segment structure. The preparation of segment information based on the current segment structure requires management to make estimates and assumptions in determining the operating income (loss) of the segments for the prior reporting periods. The Company believes that the revised 2012 presentation is consistent with that of 2013 and is using these comparatives when managing its segments.

The following tables present the Company’s consolidated net revenues and consolidated operating income (loss) by semiconductor product segment. For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. In compliance with the Company’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, including ST-Ericsson plans, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, the first quarter 2012 NXP arbitration award charge, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold.

Net revenues by product segment:

	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Net revenues by product segment:
Sense & Power and Automotive Products (SPA)	1,127	1,107
Embedded Processing Solutions (EPS)	867	901
Others(1)	15	9
Total consolidated net revenues	2,009	2,017

(1)	Includes revenues from the sales of Subsystems, sales of materials and other products not allocated to product segments.

Net revenues by product segment and by product line:
	Three months ended
In millions of U.S dollars	March 30, 2013	March 31, 2012

Net revenues by product lines:
Automotive (APG)	385	391
Industrial & Power Discrete (IPD)	429	415
Analog & MEMS (AMS)	313	301
Sense & Power and Automotive Products (SPA)	1,127	1,107
Digital Convergence Group (DCG)	225	208
Imaging, BI-CMOS ASIC and Silicon Photonics (IBP)	83	128
Microcontrollers, Memory & Security (MMS)	299	275
Wireless (WPS)	260	290
Embedded Processing Solutions (EPS)	867	901
Others	15	9
Total consolidated net revenues	2,009	2,017

Operating income (loss) by product segment:

	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Operating income (loss) by product segment:
Sense & Power and Automotive Products (SPA)	58	93
Embedded Processing Solutions (EPS)	(210)	(294)
Total operating income (loss) of product segments	(152)	(201)
Others(1)	(129)	(151)
Total consolidated operating income (loss)	(281)	(352)

(1)
Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs including ST-Ericsson plans, unused capacity charges, the first quarter 2012 NXP arbitration award charge and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses and other costs that are not allocated to the product segments, as well as operating earnings of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	Three months ended
In millions of U.S. dollars	March 30, 2013	March 31, 2012

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	(152)	(201)
Strategic and other research and development programs	(4)	(2)
Impairment, restructuring charges and other related closure costs	(101)	(18)
Unused capacity charges	(24)	(71)
NXP Arbitration award	-	(54)
Other non-allocated provisions(1)	-	(6)
Total operating loss Others	(129)	(151)
Total consolidated operating income (loss)	(281)	(352)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 8, 2013	By:	/s/ Carlo Bozotti
		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board